UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-12945

FIRST CAPITAL INSTITUTIONAL REAL ESTATE, LTD.-2

(Exact name of Registrant as Specified in Its Charter)

2 North Riverside Plaza, Suite 700 Chicago, Illinois 60606 312-207-0020

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Limited Partnership Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: NONE

Pursuant to the requirements of the Securities Exchange Act of 1934, the General Partner of the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRST CAPITAL INSTITUTIONAL REAL ESTATE, LTD.-2

By:	First Capital Financial, L.L.C.
Its:	General Partner

By:	/s/ Philip G. Tinkler
Philip G. Tinkler, President

Date: March 16, 2007